
SENO GUARD
MAKING A SAFER BREAST CANCER TREATMENT ACCESSIBLE AND AFFORDABLE FOR ALL

INVEST IN **SENOGUARD**

Alternative to radiation for a safer breast cancer treatment that is available & affordable for all

senoguard.com Seal Beach, CA

Highlights

1. An alternative to radiation after lumpectomy that avoids pain, fatigue,clinical and cosmetic damage.
2. Funded by National Science Foundation: proved effectiveness. 2nd grant awarded for FDA submission
3. Offers patients new option besides only mastectomy or lumpectomy with radiation, and at lower cost.
4. Allows proper treatment for 28% of patients unable to get it due to distance, cost, or no time off.
5. Eliminates up to 6 weeks of daily treatments at radiation center. Instead; once, at time of surgery.
6. Experienced team with 100+ years in advancing women's healthcare with innovative medical devices.
7. Allows breast cancer treatment to be done at community hospitals where most women prefer treatment.
8. Allows lumpectomy to be performed globally in countries where mastectomy is currently only choice

Our Team



Diana Tucker CEO & Founder

Implemented disruptive technologies at corporate healthcare companies such as JNJ & AMO, as well as early-stage privately held companies that changed paradigms and became standard of care. Executed new breast cancer molecular testing that's now standard.



Dan Wittenberger Chief Technology Officer

Medical device/cryoablation engineer with over 30 years experience and 94 issued U.S. patents. Designed and launched several novel cryo-energy medical devices. Considered to be one of few experts globally in advanced cryoablation for medical devices.



Robb Finnemore CFO

25+ years experience as a financial professional, including roles in public accounting, global investment banking and leadership roles in both early stage and middle-market life sciences ventures. Ability to maximize company funds to optimize the utility



Darius Francescatti, MD Chief Medical Officer

Associate Professor Surgery Rush University as professor of breast cancer surgery Chief clinical advisor for several breast cancer start-ups. Former Medical Director of Sanarus, Advisor to Xoft and Kubtec, that are successful start-ups in breast cancer

Revolutionizing Breast Cancer Treatment


SENO GUARD™
Non-radiation Breast Cancer Treatment
Accessible,affordable,available for all
October 2024

After a lumpectomy, radiation is administered daily for up to 6 weeks in order to kill any remaining cancer cells that may cause a recurrence. SenoGuard is developing a new way to protect against breast cancer recurrence that does not use radiation that is fraught with toxicities. Instead of radiating any unseen cancer cells, SenoGuard freezes them to death (literally) in one sitting at the same time as the lumpectomy.


Breast Cancer is the Most Common Cancer
Most Expensive Cancer to Treat
INEQUALITY
Current treatment has toxic side effects and is not available to 28% of patients


Breast Cancer
Huge Problem
• More young women diagnosed
• Detrimental to careers, families, society
• Treatment toxicities intolerable
• Demand for improved breast cancer treatments

Almost 1/3 of US women who qualify for a lumpectomy, have to choose mastectomy instead. This is because only centers with radiation oncologists and their team with special equipment can deliver radiation; unlike a non-radiation procedure where every hospital has the capability. Unless the patient lives close to a radiation center, can take time off work for almost 6 weeks, can afford to stay in a hotel if they don't live close enough to travel, and has the ability to pay, can they accept a lumpectomy with radiation. The SenoGuard procedure is done at the same time as the breast surgery, by the surgeon, and does not require any---much less many--follow up treatments.


Lumpectomy, Radiation Therapy (RT)
to Prevent Recurrence
Issues with Radiation
• High Cost
• Not all hospitals have RT capability
• Difficult to access rurally
• Permanent clinical & cosmetic issues
28% of US patients cannot access
33% of patients who start RT do not complete treatment
17% increased risk of recurrence when RT is not completed


The Solution:
IntraOperative CryoAblation
Therapy (IOCT)
• Performed at end of lumpectomy
• No radiation & specialists required
• No cosmetic or clinical damage
• Eliminates RT toxicities
• Less than 50% of the cost of RT
Bridges the disparity in access with an alternative to radiation therapy
Pressurized Subcooled Nitrogen CryoGenerator

SenoGuard's technology


Over $2.0B Global Market Opportunity
$896 M
Americas
$663M
Europe
$233M
Africa
$762M
Asia*
$32M
Oceania
Source: GLOBOCAN 2020
https://gco.iarc.fr
* Asia = Less China


Value Proposition – for Surgeons
Increased patient volume
Increases patient satisfaction
Broadens services offered100
Increases throughput
Confidence of 100% patient compliance

Breast cancer surgeons want to perform this procedure because they will know that the patient completed their therapy; unlike the 33% who do not complete their radiation treatments and then have a 17% chance of recurrence. Surgeons who perform the SenoGuard procedure will also attract more patients that will increase their patient volume.


Value Proposition – for Patients
One-and-done surgery
Eliminates Multiple Visits
Avoids toxicities
Avoids elective mastectomy
More patients will get necessary surgery

Patients will be able to avoid the hassle, fatigue, and pain associated with radiation therapy. Recently at a pickleball court, a player told me that her sister--after two radiation treatments--told her that she "would rather die from the breast cancer than have any more radiation treatments".


Patient Survey
25 US Women with Early-Stage Breast Cancer
86%
Prefer non-radiation over RT
93%
Would pay out of pocket to avoid RT

The motivation to avoid radiation is so strong that 93% of patients would pay out of pocket to have a non-radiation procedure.

In addition, there are cosmetic changes to the breast such as a different texture, color, volume and sometimes nipple direction. Patients have claimed that it is very difficult to get a bra that fits both breasts correctly.


Experienced Women's Health Team
Diana Tucker, MBA
CEO, Founder
·20+ years working in BC
·Launched 3 game-changing devices that are now standard practice
·Authored BC opinion pieces for Thomson-Reuters as bylined editor
AGENDIA
Allergan
Dan Wittenberger, BSC, EE
Chief Technical Officer
·30+ years in medical devices
·94 issued US patents
·Designed, published novel cryo-energy medical devices
·Led initial concept, prototype, market launch innovative medical cryo-energy devices
Medtronic
Dario Francescatti, MD, FACS, JD
Chief Medical Officer
·Rush University
·Assisted with industry start-ups.
·Former Medical Director of Sanarus, Consultant to Xoft and Kubtec
RUSH UNIVERSITY MEDICAL CENTER
Xoft
sanarus
Robb Finnemore, CA (SA)
Chef Financial Officer
·25+ years financial professional
·Public accounting and global investment banking experience
·Leadership roles in both early stage and middle-market life sciences ventures
Deloitte.
KPMG

The team is comprised of experts in their field with prior experience bringing innovative paradigm-shifting products to market. The team is using the same PR firm they have in the past that provided a 5X return in 2.5 years in spite of the fact that the new product being promoted actually depleted income from the physicians.

SenoGuard has already achieved proof of concept in animal studies, supported by a National Science Foundation grant. A second grant of $1M was awarded by the National Science Foundation to finalize the design, perform human specimen testing, and submit an application to the FDA for 510k clearance. Immediately following the acceptance of the 510k submission, a Breakthrough Technology Exemption will be submitted. Breakthrough Technology Exemptions allow the company to expedite both FDA clearance as well as obtaining reimbursement codes.

With these parameters met, commercialization is possible within 18-24 months of funding.

Same Treatment for 25 Years:
It's Time to Improve

- *Billions in funding for breast cancer*
  - *85% goes to a minority of breast cancer types*
  - *Most goes to pharmaceutical research*
- *Surgical Care for majority remains unchanged*
  - *Lumpectomy + Radiation for past 25 years*
  - *Radiation not available for many patients*
- *Time to advance Care for ALL women*

Received Phase 2 NSF Grant
$1M non-dilutive

Use of Funds

National Science Foundation

Awarded 2nd NSF Grant

Need $100K to access NSF Grant →

Probe Final Design & Connector

In vivo Animal studies

FDA

Submit 510k without Clinicals

SenoGuard is seeking $100,000 to add to their second National Science Foundation grant of $1M in order to test final design prototype for FDA submission. We ask for you support of $100 or more to achieve this goal of advancing breast cancer treatment for all women globally.


SENO GUARD™
• Huge unmet need
• Disparity in care
• Proven science
• Avoids side effects from radiation
• Significant treatment cost reductions
• Experienced team
Diana Tucker, CEO diana@senoguard.com
Confidential
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